Exhibit 1

STOCK PURCHASE PLAN

This Stock Purchase Plan (the “Purchase Plan”) is entered into on June 4, 2008, by and between Citigroup Global Markets Inc., (“CGM”) and Michael Gross (“Mr. Gross”) for the purchase of shares of common stock (the “Stock”) issued by Marathon Acquisition Corp. (the “Company”) complying with the provisions of Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934 on a “not held” basis.

A)	Purchase Plan Requirements
1.

On any day on which the American Stock Exchange is open for business and CGM is instructed to engage in stock purchasing efforts, pursuant to the written instructions in Appendix A attached hereto, of this Purchase Plan, CGM will act as Mr. Gross’s exclusive agent to purchase shares of Stock.

2.

Purchases of Stock made by CGM pursuant to this Purchase Plan shall be made in accordance with Mr. Gross’s written instructions in Appendix A, and shall be made at the prevailing market prices, pursuant to the limitations stated in Appendix A, in open-market transactions. CGM will use its best efforts to effect all open-market purchases of Stock pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18, such that CGM will purchase the lesser of (x) the maximum number of Shares that CGM is permitted to purchase under Rule 10b-18(b) on such any given business day and (y) the number of Shares to be purchased pursuant to the Share Purchase Guidelines set forth on Appendix A hereto. It is the intent that purchases be made on each of the trading days available under this Purchase Plan subject to the pricing limits in Appendix A. Block purchases may be effected if available. Notwithstanding block purchases, it is desired that the Purchase Plan be represented in the marketplace during each of the trading days available under the Purchase Plan.

3.	CGM shall not be entitled to receive any commissions from Mr. Gross in consideration for services provided under this Purchase Plan.
4.

For purposes of Appendix A, Mr. Gross, or someone appointed by him on his behalf, will notify CGM that the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (File Number 333-150309)  with the SEC promptly upon such filing but in no event later than 9:00 a.m. New York time on the business day after such filing has been made.

B)	Representations and Warranties of Mr. Gross

Mr. Gross makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

1.

At the time of Mr. Gross’s execution of this Purchase Plan, Mr. Gross is not aware of any material, non-public information with respect to the Company or the Stock. Mr. Gross is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

2.

Purchases of Stock under this Purchase Plan have been duly authorized by Mr. Gross and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on Mr. Gross. Mr. Gross will inform CGM as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by CGM or the Company and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in Section C and Section E hereof.

3.	Mr. Gross agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.
4.

If applicable, Mr. Gross agrees to provide CGM with all necessary information regarding Mr. Gross’s previous purchases of Stock, as may be required for CGM to calculate Mr. Gross’s volume limitations under Rule 10b-18.

5.	Mr. Gross agrees that he will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18.
6.

Mr. Gross agrees that he does not have authority, influence or control over any purchase of Stock effected by CGM pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. Mr. Gross agrees that he will not, communicate any information relating to the Stock or the Company to any employee of CGM or its affiliates who are responsible for purchasing Stock, in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

7.

Mr. Gross acknowledges and agrees that the Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

8.

This Purchase Plan constitutes Mr. Gross’s legal, valid and binding obligation enforceable against Mr. Gross in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to Mr. Gross’s knowledge threatened, that would prevent or interfere with Mr. Gross’s purchase of Stock under this Purchase Plan.

C)	Suspension of Purchases

Mr. Gross acknowledges and agrees that CGM may suspend purchases under this Purchase Plan in the event that:

1.

CGM determines that it is prohibited from purchasing Stock by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Mr. Gross and his affiliates (other than any such restriction relating to Mr. Gross’s possession or alleged possession of material nonpublic information about the Company or the Stock).

2.	CGM determines, in its sole discretion that a market disruption has occurred, beyond the control of CGM that would materially interfere with CGM’s ability to carry out the terms of this Purchase Plan.
3.	Trading in the Stock is halted or suspended.

4.

If any purchases cannot be executed as required by this Purchase Plan due to any of the events specified in Paragraphs (1), (2) or (3), CGM shall effect such purchases as promptly as practicable after the cessation or termination of such disruption, applicable restriction or other event.

D)	Modification of this Purchase Plan

Any modification of this Purchase Plan by Mr. Gross will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1, and only with CGM’s written consent. In particular, Mr. Gross agrees that he will not modify or propose to modify this Purchase Plan at any time that he is aware of any material non-public information about the Company and/or the Stock and that he will be deemed to repeat his representations in Section B at the time of such modification. Termination of this Purchase Plan by Mr. Gross pursuant to Section E (1) (ii) shall not be deemed a modification of this Purchase Plan.

E)	Termination of this Purchase Plan
1.	This Purchase Plan will terminate upon the earliest of one of the following events:
i.	The terms outlined on Appendix A have been met;
ii.	Mr. Gross notifies CGM in writing, that this Purchase Plan is to be terminated;
iii.	CGM determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as Mr. Gross’s agent under this Purchase Plan;
iv.

CGM becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to Mr. Gross or the taking of any action by Mr. Gross or the Company to authorize or commence any of the foregoing;

v.

The Company or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property, other than transactions contemplated by the agreement and plan of merger among the Company and GSL Holdings, CMA CGM S.A. and Global Ship Lease, Inc.;

vi.	The termination of the agreement and plan of merger among the Company and GSL Holdings, CMA CGM S.A. and Global Ship Lease, Inc.; and
vii.	The business day immediately preceding the record date for the meeting of stockholders at which the Company’s initial business combination is to be voted upon by the Company’s stockholders.

2.	Any transaction pending at the time CGM receives a notice referred to in Section D or E (1) (ii) shall be completed.
F)	Indemnification and Limitation on Liability
1.

Mr. Gross agrees to indemnify and hold harmless CGM (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to: a.) any material breach by Mr. Gross of this Purchase Plan (including Mr. Gross’s representations and warranties), and b.) any violation by Mr. Gross of applicable laws or regulations. Mr. Gross will have no indemnification obligations in the case of gross negligence or willful misconduct of CGM or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither CGM or Mr. Gross will be liable for:
i.

Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.

Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.

Mr. Gross acknowledges and agrees that CGM has not provided him with any tax, accounting or legal advice with respect to this Purchase Plan, including whether Mr. Gross would be entitled to any of the affirmative defenses under Rule 10b5-1.

G)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

H)	Entire Agreement

This Purchase Plan (including any Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

I)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

J)	Notices

All required notifications to CGM under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to the Special Equity Transactions Group, fax number (212) 723-8019, telephone number (877) 531-8365.

All required notifications to Mr. Gross under this Purchase Plan shall be made in writing, sent via facsimile, and confirmed by telephone to Michael Gross, fax number (212) 993-1679, telephone number (212) 993-1675.

K)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date first written above.

Citigroup Global Markets Inc.
By: /s/ Michael Gross	By: /s/ Robert G. Leonard
Name: Michael Gross	Name: Robert G. Leonard
Title: Managing Director

Signature Page to Stock Purchase Agreement

APPENDIX A

PURCHASE PERIOD:

Commencing one business day after the Company files Amendment No. 1 to the Registration Statement on Form F-4 (File Number 333-150309) with the Securities and Exchange Commission, through the business day immediately preceding the record date for the meeting of stockholders at which the Company’s initial business combination is to be voted upon by the Company’s stockholders.

A.	Share Purchase Guidelines

Purchase Price Range	Number of Shares to be Purchased
$8.00 or below	CGM to buy up to 2.0 million Shares (AMEX: MAQ) subject to Rule 10b-18

Appendix A